EXHIBIT A: DELTA APPAREL, INC. SHORT-TERM INCENTIVE COMPENSATION PLAN

DELTA APPAREL, INC.
SHORT-TERM INCENTIVE COMPENSATION PLAN

ARTICLE I. PURPOSE

The purpose of the Plan is to recognize and reward those employees of Delta Apparel, Inc. (the “Company”) who contribute substantially to the achievement of short-term, strategic objectives of the Company and to aid in attracting and retaining employees.

ARTICLE II. DEFINITIONS

“Board” means the Board of Directors of Delta Apparel, Inc.

“CEO” means the Chief Executive Officer of Delta Apparel, Inc.

“Code” means the Internal Revenue Code of 1986, as amended, including any regulations promulgated thereunder and any successor provisions.

“Committee” means such committee of the Board as the Board may designate to administer the Plan; provided that the Committee shall consist of no less than two directors and each member of the Committee shall be an “outside director” as defined in accordance with regulations promulgated under Section 162(m) of the Code (or any successor provision.)

“Company” means Delta Apparel, Inc., a Georgia corporation.

“Compensation Limit” shall have the meaning set forth in Section 5.3.

“Covered Employee” means a “covered employee” as defined by Section 162(m) of the Code (or any successor provision) and the regulations promulgated thereunder.

“Participant” means an employee of the Company or one of its Subsidiaries who is designated as a Participant by the Committee with respect to a Performance Period.

“Performance Criteria” means total stockholder return; revenues, sales, net income, EBIT, EBITDA, stock price, and/or earnings per share; return on assets, net assets, and/or capital; return on stockholders' equity; debt/equity ratio; working capital; safety; quality; the Company's financial performance or the performance of the Company's stock versus peers; cost reduction; productivity; market mix; or economic value added, in each case determined in accordance with generally accepted accounting principles (“GAAP”).

“Performance Period” means the Company's fiscal year or any other period designated by the Committee.

“Performance Goals” shall have the meaning set forth in Section 5.1.

“Plan” means this Short-Term Incentive Compensation Plan.

“Subsidiary” means a legal entity of which the Company owns directly or indirectly at least 50% of the equity interests.

“Subsidiary Goal” shall have the meaning set forth in Section 6.3.

ARTICLE III. ADMINISTRATION

3.1 Administration. The Plan shall be administered by the Committee. The Committee shall have all authority necessary or helpful to enable it to discharge its responsibilities with respect to the Plan, including but not limited to the exclusive right and discretion to (i) interpret the Plan, construe any ambiguous provisions of the Plan, and resolve any ambiguities regarding the application of the provisions of the Plan to any particular set of circumstances; (ii) determine eligibility for participation in the Plan; (iii) decide all questions concerning eligibility for and the amount of any compensation payable under the Plan; (iv) establish, revise and administer Performance Goals under the Plan and certify whether or to what extent they are attained; (v) establish, amend and rescind from time to time procedures and rules to aid in the administration of the Plan; and (vi) make any and all determinations necessary or advisable for the administration, interpretation and application of the Plan. All actions taken by the Committee under the Plan shall be final, conclusive and binding upon the Company, its Subsidiaries, its shareholders, the employees of the Company and its Subsidiaries, and all persons having any right or interest in or under the Plan.

3.2 Liability of Committee Members; Indemnification. No member of the Committee shall be liable for any act or omission in connection with the execution of the member's duties or the exercise of the member's discretion under the Plan, except when such acts or omissions represent gross negligence or willful misconduct. To the extent permitted by the Company's bylaws and applicable law, the Company shall defend and hold harmless each such person from any and all claims, losses, damages, expenses (including legal expenses and attorneys' fees) and liabilities (including any amounts paid in settlement with the approval of the Board of Directors) arising from any act or omission with respect to the Plan, except when such acts or omissions represent gross negligence or willful misconduct.

ARTICLE IV. ELIGIBILITY

4.1 Eligibility to Become a Participant. All employees of the Company and its Subsidiaries are eligible to become Participants. Directors of the Company and its Subsidiaries who are not employees of the Company or one of its Subsidiaries are not eligible to be designated as Participants.

4.2 Designation of Participants. Prior to commencement of each Performance Period, the CEO shall submit to the Committee the CEO's non-binding recommendations as to which employees of the Company and its Subsidiaries should be Participants for the Performance Period. Prior to the commencement of the Performance Period, the Committee, in its sole discretion, shall designate the employees of the Company and its Subsidiaries who will be Participants with respect to such Performance Period. Participants shall be identified by name and/or by an objective classification (for example, all salaried employees). The fact that an employee is designated a Participant for a Performance Period does not entitle such employee to receive any compensation under the Plan; the determination as to whether or not a Participant will receive any compensation pursuant to the Plan shall be determined solely in accordance with Article V and Article VI.

ARTICLE V. PERFORMANCE GOALS;
INCENTIVE COMPENSATION FORMULAS

5.1 Establishment of Performance Goals. Not later than 90 days after the commencement of a Performance Period (and in any event prior to the date when twenty-five percent (25%) of the Performance Period has elapsed), the Committee shall establish in writing one or more performance goals (“Performance Goals”) for the Performance Period for every individual who is a Participant with respect to such Performance Period. Performance Goals shall be based on one or more of the Performance Criteria and may be based on either the performance of the Company over the Performance Period or, if the Participant is employed by a Subsidiary or division of the Company during the Performance Period, the performance during the Performance Period of such Subsidiary or division. The Committee may establish difference Performance Goals, and may base Performance Goals on different Performance Criteria, for different Participants and/or different classes of Participants. Each Performance Goal established shall be an objective goal (meaning that a third party having knowledge of the relevant facts would be able to determine whether the Performance Goal has been met.)

5.2 Calculation of Incentive Compensation. Not later than 90 days after the commencement of a Performance Period (and in any event prior to the date when twenty-five percent (25%) of the Performance Period has elapsed), the Committee shall also establish in writing, with respect to each Performance Goal established, the formula or method for determining the amount of compensation payable if the Performance Goal is met to Participants for whom the Performance Goal has been established. The formula or method must be objective (meaning that a third party having knowledge of the relevant facts would be able to determine the amount of compensation payable to each affected Participant if the Performance Goal is met.) The formula or method shall specify the individual Participant(s) or class(es) of Participants to which it applies.

5.3 Limitation on Incentive Compensation. Regardless of the formula or method established by the Committee pursuant to Section 5.2, in no event shall any Participant be entitled to receive compensation pursuant to the Plan in excess of $1,500,000 during any calendar year (the “Compensation Limit”).

ARTICLE VI. PAYMENT

6.1 Payment. No payment under the Plan shall be made to any Participant unless and until the Committee certifies in writing that the relevant Performance Goal(s) and any other material preconditions to such payment were in fact satisfied. The Company shall make payments to Participants as soon as reasonably practicable after the Committee has made the foregoing certification in writing; provided that a Participant may elect to defer part or all of any payments to which the Participant is entitled under the Plan to the extent, if any, permitted and provided for by any deterred compensation plan or program that the Company or one of its Subsidiaries may elect to establish and maintain. Neither the Company nor its Subsidiaries nor any of their officers, directors, employees or agents makes any representation as to the tax treatment of any such deferred payments. Payments under the Plan may be subject to such terms and conditions (including terms regarding vesting and forfeiture) as the Committee may establish in writing not later than 90 days after the commencement of a Performance Period (and in any event prior to the date when twenty-five (25%) of the Performance Period has elapsed), provided that such terms and conditions do not conflict with the terms of the Plan. All payments under the Plan shall be in cash.

6.2 Termination of Employment. Unless the Committee expressly provides otherwise in writing, no Participant shall be entitled to any payment under the Plan with respect to a Performance Period if the Participant at any time during the Performance Period is not an employee of either the Company or one of its Subsidiaries. Notwithstanding the preceding sentence, unless the Committee expressly provides otherwise in writing, if the Participant ceases to be an employee of either the Company or one of its Subsidiaries during the Performance Period due to the Participant's retirement (provided that the Participant is at least age 62), death or permanent and total disability (as defined in Code Section 22(e)(3)), the Participant shall be entitled to a percentage portion of the payment, if any, that the Participant would have been entitled to had the Participant remained employed by the Company or one of its Subsidiaries throughout the Performance Period, where the percentage shall be the percentage of the Performance Period during which the Participant was an employee of the Company or one of its Subsidiaries.

6.3 Transfer of Employment within Corporate Group. If a Participant would be entitled to compensation based on attainment of a Performance Goal relating to the performance of the Subsidiary or division of the Company (a “Subsidiary Goal”) employing the Participant at the commencement of the Performance Period and during the Performance Period the Participant ceases to be employed by such Subsidiary or division but remains an employee of the Company or another Subsidiary or division throughout the remainder of the Performance Period, the Participant shall only be entitled to a percentage portion of the payment, if any, that the Participant would have been entitled to based on the attainment of the Subsidiary Goal (absent this Section 6.3) had the Participant remained employed by the Subsidiary or division that employed the Participant at the commencement of the Performance Period; the percentage shall be the percentage of the Performance Period during which the Participant was an employee of the Subsidiary or division, as the case may be, to which the Subsidiary Goal related.

6.4 Liability for Incentive Compensation Payments. The Company or the Subsidiary, as the case may be, that employed the Participant at the commencement of a Performance Period shall be solely liable for any payments due to a Participant under the Plan with respect to such Performance Period.

ARTICLE VII. MISCELLANEOUS

7.1 No Assignment, etc. No compensation that may be payable under the Plan shall be subject in any manner to alienation, anticipation, sale, transfer (except by will or the laws of descent and distribution), assignment, pledge or encumbrance.

7.2 No Right, Title or Interest in Company Assets. To the extent that any person acquires a right to receive payments from the Company or one of its Subsidiaries under this Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company or the Subsidiary, as the case may be, and such person shall not have any rights in or against any specific assets of the Company or any of its Subsidiaries.

7.3 No Right to Employment. Participation in the Plan with respect to any Performance Period shall not give any person any right to remain in the employ of the Company or any of its Subsidiaries during such Performance Period or at any other time nor shall it give any person the right to be a Participant with respect to any other Performance Period. Neither this Plan nor any document referring to or created in connection with this Plan in any way shall affect the right of the Company and its Subsidiaries to terminate any employee at any time for any reason or no reason.

7.4 Amendment and Termination. Subject to applicable law, the Board may at any time, with or without notice, amend, suspend or terminate the Plan, provided that no amendment that would require shareholder approval pursuant to Section 7.5 shall be effective without such shareholder approval.

7.5 Section 162(m) Compliance. All compensation payable under the Plan to any Participant who is a Covered Employee is intended to qualify as “performance-based compensation” exempt from the $1,000,000 limitation on the deductibility of certain employee compensation set forth in Section 162(m) of the Code. With respect to each Participant who is a Covered Employee and notwithstanding any other provision of the Plan, all Performance Goals, formulas or methods for determining compensation payable upon the attainment of a Performance Goal, other terms and conditions regarding the payment of compensation under the Plan and any actions taken with respect to or affecting each such Participant in connection with the Plan shall be established or taken in such a manner that all compensation payable to a Participant who is a Covered Employee will be exempt from the deduction limitation of Section 162(m). In the event that any provision of the Plan would cause compensation payable to a Covered Employee to be subject to the deduction limitation established by Section 162(m), that provision shall be deemed amended to the extent necessary to permit such compensation to be exempt from the deduction limitation established by Section 162(m).

7.6 Tax Withholding. The Company and its Subsidiaries shall have the right to deduct and withhold from all payments under the Plan all sums required to be withheld by any applicable tax laws and regulations with respect to the payment of any compensation under the Plan.

7.7 Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of Georgia, except to the extent that such laws may be preempted by federal law.

7.8 Effective Date; Term. The Plan shall be effective as of June 1, 2000 and shall remain in effect until terminated by the Board; provided that the Plan shall terminate immediately following the first regularly scheduled meeting of the shareholders of the Company occurring more than 12 months after the date that the Company first becomes a publicly held corporation if the Plan has not been approved by the shareholders of the Company at or prior to such meeting.